Filed Pursuant to Rule 424(b)(3)

Registration No. 333-249786

PROSPECTUS SUPPLEMENT NO. 17

(to Prospectus dated December 3, 2020)

Up to 24,988,338 Shares of Class A Common Stock

Up to 7,745,000 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

This prospectus supplement updates and supplements the prospectus dated December 3, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-249786). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on February 24, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 6 of the Prospectus.

Neither the U.S. Securities and Exchange Commission (the “SEC”), nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 24, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) February 24, 2022 (February 24, 2022)

SHIFT TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38839	82-5325852
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

290 Division Street, Suite 400, San Francisco, CA	94103
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (855) 575-6739

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	SFT	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) if the Exchange Act.  ☐

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers.

On February 24, 2022, Shift Technologies, Inc. (the “Company”) and Shift Platform, Inc. (“Shift Platform”) entered into a First Amendment to the Employment Agreement with George Arison, Chief Executive Officer of the Company (the “Arison Amendment”), amending that certain Employment Agreement dated as of October 13, 2020, by and among the Company, Shift Platform and Mr. Arison. The Arison Amendment increased the provision of certain severance benefits, including the continuation of Mr. Arison’s base salary, from twelve (12) months to eighteen (18) months if the Company terminates Mr. Arison without “Cause” or Mr. Arison resigns for “Good Reason.” The Arison Amendment also provides that Mr. Arison will no longer be required to resign from the board of directors of the Company if his employment is terminated for reasons other than for “Cause.” In addition, the definitions of “Cause” and “Good Reason” in Mr. Arison’s employment agreement were amended to provide revised triggering criteria and notice provisions.

Also on February 24, 2022, Shift Platform entered into a First Amendment to the Employment Agreement with Jeff Clementz, President of the Company (the “Clementz Amendment”), amending that certain Employment Agreement dated as of September 27, 2021, by and between Shift Platform and Mr. Clementz (the “Clementz Agreement”). The Clementz Amendment provides that, at the discretion of the Company’s Leadership Development, Compensation and Governance Committee, the second installment payment of the Signing Bonus (as defined in the Clementz Agreement) may be paid prior to September 27, 2022 but no earlier than April 30, 2022. The Clementz Amendment also accelerates the grant date of the Year Four Special Equity Grant (as defined in the Clementz Agreement) to be no later than December 31, 2022. In addition, the Clementz Amendment provides that Mr. Clementz is eligible to receive a new cash bonus equal to $650,000 payable on or within thirty (30) days of April 1, 2022, subject to Mr. Clementz’s employment being in good standing through the payment date. As well, the definitions of “Cause” and “Good Reason” in the Clementz Agreement were amended to provide revised triggering criteria and notice provisions. The Clementz Amendment also amended the performance vesting criteria of the Year Three Special Equity Grant (as defined in the Clementz Agreement) and Year Four Special Equity Grant, including in each case to add new performance criteria.

The foregoing descriptions of the Arison Amendment and Clementz Amendment are not complete and are qualified in their entirety by reference to the full text of such agreements, copies of which will be filed as exhibits to the Company’s Annual Report on Form 10-K for the period ended December 31, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SHIFT TECHNOLOGIES, INC.

Dated: February 24, 2022	/s/ George Arison
	Name:	George Arison
	Title:	Co-Chief Executive Officer and Chairman

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